ARNOLD & PORTER LLP

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

[redacted]

04036784

September 8, 2004

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

SUPPL

Re: Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of (i) EDC's "Second Quarter 2004 Results" which were disseminated to its shareholders on August 10, 2004; (ii) a notice of Extraordinary Shareholders Meeting which was disseminated to EDC's shareholders on August 26, 2004; and (iii) a press release which was disseminated to EDC's shareholders on August 29, 2004.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosures

PROCESSED
SEP 10 2004
FINANCIAL

9/9

\# 82-4896



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Second Quarter 2004 Results

C. A. LA ELECTRICIDAD DE CARACAS RELEASES ITS CONSOLIDATED RESULTS FOR THE SECOND QUARTER OF 2004

EDC recorded net income of Bs. 13 billion, with EBITDA of Bs. 161.8 billion for the second quarter of the year. EBITDA margin was 57.1%, continuing the trend of EBITDA margins above 50%. These results are a product of Management's "Strengthening 2004" plan, which aims to reduce non-technical losses, strengthen working capital, preserve gross operating profit margins and increase customers satisfaction.

HIGHLIGHTS

- Operating income was down 0.9% as compared to the same quarter in the previous year.
- Operating expenses were down 0.2% as compared to the same period in 2003.
- Total debt stood at US$ 726 MM by the end of the quarter.
- A new syndicated loan totaling Bs. 200 billion was secured.
- ABN AMRO granted a loan of US$ 50 MM.
- Standard & Poor's upgraded EDC's debt rating from "CCC+" to "B-".
- Fitch Ratings ratified a "B"- rating for the debt in foreign currency and "B" rating for the debt in local currency.
- CADIVI authorized payment of US$ 18.3 MM in ordinary dividends to ADS holders at the official rate of Bs.1,920/USD.

EXTERNAL FACTORS*

- Accrued inflation stood at 11.04% for the first half of 2004.
- The WPI increased 15.15% during the first half of the year.
- Accrued devaluation of the Venezuelan currency in the first half of 2004 was 20% (Bs.1,920/US$).
- The GDP for the 1Q'04 rose 29.8% with respect to the 1Q'03.
- Unemployment stood at 17.3% for the first quarter of the year.

* Source: BCV and INE

FINANCIAL RESULTS

The Financial Results included in this report are expressed in constant bolivars as of June 30, 2004, and have been prepared according to the Generally Accepted Accounting Principles in Venezuela and the International Accounting Standards (IAS).

1st Half 2003 vs. 1st Half 2004

	1H03	1H04	Var. Bs.	Var. %
Operating Revenues	563,008	557,910	(5,098)	-0.91%
Operating Expenses	(236,072)	(257,357)	(21,285)	9.02%
EBITDA	326,936	300,553	(26,383)	-8.07%
EBITDA MARGIN	58.07%	53.87%		(420) bps
NET INCOME (LOSS)	(39,110)	(69,814)	(30,704)	78.51%

2003-04 Quarterly Variation

	2Q03	3Q03	4Q03	1Q04	2Q04
Operating Revenues	285,817	294,813	322,681	274,762	283,148
Operating Expenses	(121,606)	(114,718)	(148,981)	(136,006)	(121,351)
EBITDA	164,211	180,095	173,700	138,756	161,797
EBITDA MARGIN	57.45%	61.09%	53.83%	50.50%	57.14%
NET INCOME (LOSS)	(6,646)	47,601	77,874	(82,791)	12,977

Operating Income for the second quarter of 2004 dropped 0.9% as compared to the same period in the previous year (Bs.285.8 billion), standing at Bs.283.1 billion. This decrease reflects the lag between tariff increases and accrued inflation (11.04%) during the first half of the year, as well as a 96.8% drop in energy sales to the National Interconnected System, partially offset by a 4.3% increase in energy demand.



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Second Quarter 2004 Results

Operating Expenses (excluding depreciation) totaled Bs.121.4 billion, decreasing by 0.2% with respect to the same period in the previous year (Bs.121.6 billion) due to the implementation of Strengthening 2004 Plan. Even though operating expenses were impacted by:

- Salary increased (38%) of in-company labor as a result of the entering into force of the new Collective Convention in mid-year 2003.
- Higher municipal taxes for energy sales as compared to the rise in demand.
- Higher value added tax costs assumed by the company as a result of the removal of the exoneration from paying energy sales tax among electrical service companies and for purchases made through the SIN.
- A 39.7% rise in the price of fuel.

OPERATING EXPENSES (Millions of Bs.)



121,606
114,718
148,981
136,006
121,351
2Q 03
3Q 03
4Q 03
1Q 04
2Q 04

EBITDA stood at Bs.161.8 billion, as compared to Bs.164.2 billion in the same period of 2003. This drop is due to the lower operating income described above. EBITDA is 3.4 times interest expenses.

EBITDA (Millions of Bs.)



164,211
180,095
173,700
138,756
161,797
2Q 03
3Q 03
4Q 03
1Q 04
2Q 04

EBITDA Margin is 57.1%, 31 bps lower than its level in the same period in 2003.

EBITDA MARGIN (%)



57.45%
61.09%
53.83%
50.50%
57.14%
2Q 03
3Q 03
4Q 03
1Q 04
2Q 04

In the second quarter of 2004, the **Integral Cost of Financing** dropped 30.2% with respect to the same period in 2003. This decrease resulted from lower interest rates and financial expenses, as well as from an exchange rate difference due to the effect of amortization of financial debt in foreign currency. This drop offsets the monetary results of the quarter, which were 59.6% lower as compared to the same period in 2003. This drop was due to inflation of 4.5% in 2Q'04, while in the 2Q'03 it was 0.9% higher. In addition, the monetary position dropped as a result of the debt amortization described above.

Integral Cost of Financing

	2Q 03	2Q 04
Interest and Financial Expenses	(50,306)	(35,083)
Net Exchange Gain (Loss)	(61,930)	(26,191)
Result of Exposure to Inflation	58,121	23,490
	(54,115)	**(37,785)**

In the second quarter of 2004, **Net Profit** stood at Bs.13 billion, compared to net losses of Bs. 6.6 billion in 2003. This result is mainly due to the decrease in the Integral Cost of Financing.

NET INCOME (LOSS) (Millions of Bs.)



(6,646)
47,601
77,874
(82,791)
12,977
2Q 03
3Q 03
4Q 03
1Q 04
2Q 04



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Second Quarter 2004 Results

SUMMARY OF FINANCIAL STRATEGIES

During the first half of the year, Management continued to implement the "Strengthening 2004" Plan and was able to secure new loans for a total of US$217.6 million.



Foreign Banks
28%
US$ 61.9 MM
Bilaterals
2%
US$ 5.0 MM
Commercial P.
9%
US$ 20.5 MM
Local Banks
61%
US$ 130.2 MM

In addition, local loans totaling US$ 85 million were renewed. 53.05% of these loans were from commercial banks and 46.95% from the capital market.

In 2Q'04, total debt stood at US$ 726 MM, down US$ 7 MM with respect to the same period in 2003. The debt/equity ratio was 0.49 for that period.

Debt Profile



Local Capital Markets
7%
Bilaterals
9%
Foreign Commercial Banks
9%
Local Commercial Banks
18%
Multilaterals
18%
Foreign Capital Markets
39%

The weighted average cost of the total debt for the first half of 2004 was 10.16%, of which 7.96% was in foreign currency and 18% in local currency.

Debt Breakdown



Rate
73%
Variable
27%
Currency
Hedge 28%
US$ 150MM
75%
Bs.
25%
Term
68%
Short
32%

New Loans

Syndicated Loan:

In May 2004, the company was able to secure a US$104 million (Bs.200 billion) syndicated loan from local banks.

The loan was led by Banco de Venezuela, Banesco and Banco Mercantil, and the operation was structured by Valores Santander Casa de Bolsa. Banco de Venezuela was the administration agent. The funds will be used for power grid maintenance and expansion projects, working capital and short-term debt reduction.

The debt will mature in 3 years, with a 1-year grace period for amortization of capital, which can be extended for an additional 2 years.

ABN AMRO Bank :

In June 2004, ABN AMRO granted a loan of US$50 MM to be paid back in 3 years, with a 1-year grace period for capital amortization. The funds will be used for investment projects.

These loans improved the maturity profile of the debt.

Risk Ratings

Standard & Poor's

On July 19, 2004, Standard & Poor's upgraded EDC's debt rating from "CCC+" to "B-". This rating is constrained by the country risk.

Fitch Ratings

On July 27, 2004, Fitch Ratings ratified the "B-" rating for EDC debt in foreign currency. This rating is constrained by the country's sovereign rating. The debt in local currency was rated "B", higher than the sovereign rating.



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Second Quarter 2004 Results

MANAGEMENT OF THE BUSINESS

Tariff Regime and Regulatory Framework

- A joint resolution of the Ministry of Energy and Mines (MEM) and the Ministry of Production and Trade, published in Official Gazette No. 37.906 dated March 25, 2004, established new prices for methane gas at the level of dispatch centers, as well as the tariffs for transportation and distribution services. The price of methane gas rose to 39.7% as of January 5. This price is expected to be updated each January in accordance with the exchange rate parity. In addition, the MEM may adjust this price if the exchange rate parity surpasses 20% in the year. The cost of this increase in gas prices is transferred to customers on a monthly basis by applying the CACE to all tariff categories, with the exception of the Social Residential Tariff. This represents a 2% rise for end users.

- The average price resulting from application of the tariff in force for the first quarter of 2004 is the following:

Applicable to EDC, CALEV and ELEGGUA
(2Q 2004)

Type of Service	Bs./kWh
Residential	107.5
General	108.9
Industrial	76.3
A.P. & Public Sector	87.5
Average *	**100.4**

* Patent and CACE (charge for fuel and energy adjustments) costs are included.

Applicable to CALEY
(2Q 2004)

Type of Service	Bs./kWh
Residential	93.4
General	75.3
Industrial	82.0
A.P. And Public Sector	46.7
Average	**79.9**

En forma

A plan label En Forma is being developed in order to adapt EDC to new promulgated Regulations of the Organic Law on Electrical Service Quality and to the Quality Standards on Electrical Service, which regulate the relationship between the company and its customers and the quality of the technical and commercial service being rendered. The plan emphasizes process improvement, response times and the information platform.



Official Gazette dated
Nov. 25 2003
Adaptation
Transition
6 months
Transition Supervision
3 years
07/01/04
01/01/05
01/01/08
Stage I
Stage II
Stage III
Stage IV
Penalties at feeders to Low Voltage customers
Penalties on company distributed among customers

Generation

Through 2Q'04, EDC generated 2,988 GWh of energy, down 0.5% with respect to the same period last year. This decrease is due to the fact that the National Interconnected System (SIN) did not require additional energy contributions as the water levels in the Güri Dam have recovered and new generation capacity has been added to the system.

As of June 2004, Edelca is offering hydraulic energy at discount prices to companies that use fuel and oil for generation purposes.

Transmission

During the first half of 2004, the company carried out work to improve the "Pedrera" Substation, especially in the substations contained in the 230 kV-SF6, which feeds most of the circuits in the Southeastern part of the Caracas Metropolitan Area, with approximately 195 MVA in serviced capacity.
These works will improve the quality of service by incorporating new equipment and upgrading control systems. By the end of 2Q'04, 80% of the work had been completed. Total investment in 2004 is estimated at Bs.3.75 billion.



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Second Quarter 2004 Results

Distribution

Lighting Lab
"The Art of Lighting Up"

The Distribution Unit recently opened the "Laboratorio de Luminotecnia" (Lighting Lab) designed to implement new operation and maintenance techniques. The aim of this lab is to optimize the street lighting system by applying strict quality control measures and guaranteeing the useful life of equipment, thus decreasing costs and saving energy.

RCM@D Project:

In early June, the pilot stage of the RCM@D (Reliability Centered Maintenance) Project was launched. EDC is one of the first companies worldwide to implement this philosophy in the area of Distribution. During the first month of its execution, the following results have been achieved: 21 failure modes have been analyzed and 90% the maintenance plans for Overhead and Submergible Single-Phase Transformers and Breakers have been formulated.

Distribution Standard Change Project:

This project consists in revising current design and construction standards in the distribution area and proposing new low-cost options, which will translate into significant cost reductions in both our own and our clients' projects. During the 1st half of 2004, 27 standards have been revised, with an average 13% decrease in costs. A specific area of this project is aimed at supporting the "Barrio Eléctrico" project and is designed to find new options for low-income sectors.

Distribution Equipment Recovery Activities:

In the first half of 2004, the Distribution-Metropolitan Area Unit recovered 1191 pieces of distribution equipment through repair and maintenance actions. Savings of Bs.3.1 billion (as compared to the current purchase price of the equipment) have been obtained through these efforts, while the implementation of this project led to Bs.3.7 billion in savings for the year 2003.



Savings MM Bs.
3,700
Savings MM Bs.
3,172
Equipment Recovery
1,258
Equipment Recovery
1,191
2003
1H 2004

Management Indicators

The System's **Moving Average Interruption Duration Index** (SAIDI) - Installed KVAs with unforeseen interruptions by the duration of the interruption in minutes divided by the total KVAs - increased 27.9% with respect to the same period in the previous year, standing at 4.8 hours. This increase is due to the fact that the indicator is a yearly moving average and continues to the increase in 100% due to the storm Claudette that affected the area in July 2003.



In Hours
Yearly Moving Average
3.76
4.70
4.61
4.73
4.85
4.92
5.01
4.97
4.93
4.65
4.65
4.73
4.81
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
2003
2004

The **Yearly Moving Average Interruption Frequency Index** (SAIFI) -Installed KVAs with unforeseen interruptions divided by total KVAs - stood at 3.05 times, a 16.6% drop with respect to the second quarter of the previous year. This drop in the indicator is a yearly moving average and, therefore, is no longer negatively impacted by the transmission failures that resulted from the March 2003 forest fire in El Avila National Park and has returned to its customary levels of satisfaction.



Times
Yearly Moving Average
3.66
3.80
3.69
3.69
3.75
3.74
3.79
3.77
3.84
3.18
3.18
3.02
3.05
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
2003
2004

Retail

Continuing with its strategy to reduce costs and optimize the Customer Care Network, Management met its objective of having only 10 commercial offices and opening 7 new authorized collection agents (for a total of 60) to serve the Caracas Metropolitan Area.



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Second Quarter 2004 Results

The strategies used to meet this objective were:

- Closure of commercial offices used by a small number of customers and opening of authorized agents in strategic places in the city, and increase the number of tellers at which bills can be paid.

- Improve customer care and allow bill payments by phone through the company's contact center.

- Implement on-line payment of bills through banks.

- Develop and commission the text message system through the main cellular phone operators.

In order to reduce costs and increase customer satisfaction, one of the commercial offices was closed and then rented to a third party, which will collect EDC bill payments. The same policy will be applied to three other commercial offices that were recently shut down.



Customer Satisfaction Index

This index allows to monitor customer satisfaction levels with respect to the quality of electricity supply and the services rendered by assessing the areas of customer care, energy supply, notices, billings, information, communication and image. Customers are surveyed by telephone.

One of the priorities of the "Strengthening 2004" plan is to attain customer satisfaction. This indicator stood at 75.7% among residential customers at the end of the first semester of 2004. The aim is to increase it to 80% by the end of the year.

0800 infoedc
4 6 3 6 3 3 2
Porque en La Electricidad de Caracas pensamos en ti

EDC launched the free 0800-INFOEDC (0800-4636332) service in 2004 with the aim of offering continuous 24 hours, personalized and exclusive assistance to large clients.

Through this service, clients will enjoy assistance, monitoring and follow-up of their electrical service-related requirements, constant information on any breakdowns and programmed stoppages.

The service covers 530 clients representing 17% of income.

Comprador Misterioso - The Mystery Shopper

The customer care network (RAC in Spanish) measures satisfaction levels in commercial offices, authorized agents and the contact center by monitoring quality and personnel response. This technique known as the "Mystery Shopper" has the ability to obtain information on availability of customer care personnel, effectiveness of complaint resolution and conflict management. The contact point does not know it is being evaluated which allows for precise and real information.

ISO 9001 Certification

The EDC Customer Care Network has obtained the ISO 9001 2000 certification. This certification will allow the company to enhance its services according to international standards, increase customer satisfaction and contribute to shareholder value.

EDC among 100 High-Tech companies

During the first half of the year, the company's email platform has been unified and is now based on Exchange from Microsoft. Emphasis has been made on SAP intelligence modules. The yearly budget for these activities is estimated to reach US$4-6 million. The Strategic Enterprise Module (SEM) is soon to be activated in the area of strategic indicators. The technological platform is based on mainframes for Legacy systems, Unix for SAPR3/CCS and Windows 2000/Exchange 2000 for email services and distributed printing.

Electrical Losses

Despite the efforts made by EDC to decrease losses, an unfavorable environment has contributed to higher electrical losses (17.15%), 9.64%of which are non-technical losses. Therefore, the company continues to focus on the Energy Loss Control area.

In this sense, EDC encourages workers to actively look for and report any anomalies and cases of energy fraud in support of the EDC team responsible for Loss Reduction activities.

Barrio Eléctrico (B.E)

This B.E. project is designed to distribute electricity regularly to consumers at low-income sectors that have not precise been EDC customers, but are benefiting from the service through unauthorized means.

With this formal electrical power service, customers can avoid damage to their electrical appliances as a result of unstable current flows. In addition, the company's customer portfolio is broadened.



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Second Quarter 2004 Results

The **total number of billed customers** by the end of the second quarter of 2004 was 978,787, 86% of which are residential and 12% commercial respectively.


Commercial 12%
Industrial 1%
Public Sector 1%
Residential 86%

Energy sales stood at 2,460 GWh in the second quarter of 2004, up 4.3% as compared to the same period in 2003. This rise resulted from increased electrical power consumption levels, which can be broken down as follows:


Public Sector 9%
Residential 36%
Commercial 36%
Industrial 19%

Retail Management Indicators

EDC Accounts Receivable rotation by the end of the second quarter of 2004 stood at 2.4 times, compared to 2.2 in June 2003. This increase is due to the seasonal drop in public sector collections in the beginning of each year.


2.5
2.4
2.3
2.2
2.1
2.0
1.9
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04

Effectiveness of collections stood at 97% for the 2Q'04 as a result of the efforts made to reduce accounts payable.


1.02
1.00
0.98
0.96
0.94
0.92
0.90
0.88
Jun 03
Sep 03
Dec 03
Mar 04
Jun04

Safety for EDC People

As a result of the implementation of the EDC Employee Protection and Safety Program, the Lost Time Accidents Indicator has continued to drop in the last four years.

N° Lost Time Accidents (LTAs)


2000
73
2001
29
2002
26
2003
27
1Q 04
8
2Q 04
4



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Second Quarter 2004 Results

AFFILIATES

AES GENEVAPCA
Energía positiva en acción

Generación de Energía y Vapor (GENEVAPCA) is the EDC affiliate that supplies electricity and steam to PDVSA's Paraguaná Refinery, the largest in the world.

Genevapca continue to help minimize power shortages in the first half of 2004, in the Paraguaná Peninsula by contributing 177 GWh to CADAFE (approximately 70% of the region demand).

By the end of 2Q'04, Genevapca's total energy sales stood at 381 GWH and sales of steam totaled 230,714 TM, for a total of Bs. 27.9 billion in income for the period.

Energy Contributions to the System (GWh)


136
136
136
130
177
2Q 03
3Q 03
4Q 03
1Q 04
2Q 04

COM MOVIL
AES Soluciones Tecnológicas

Comunicaciones Móviles EDC, C.A. (ComMovil), renders mobile land radio communication services by transporting voice signals and trunking. It operates in the Caracas Metropolitan Area and in the Northern area of the country, interconnecting major cities on the Puerto La Cruz-Barquisimeto axis. Its activities are mainly geared toward corporate clients.

The company generated Bs.780 million in the first half of the year, with 99.6% availability of services.

Administradora SERDECO,C.A.

Adminsitradora Serdeco C.A. is a company specializing in rendering commercial solutions and services to government agencies and to public and private entities. The company is supported by cutting edge technology and commercial infrastructure.

In addition, it has broad experience in the commercial management of waste collection services and property tax collection.

Operating income was Bs. 4.6 billion, down 26% with respect to the second quarter of 2003. This decreased was due to the lag in tariff increases for electricity and waste collection with respect to inflation. In addition to an operating decrease in the gas business, as a function of the closure of the business, which will be carried out in December of this year..

Operating expenses totaled Bs.2.9 billion, down 17% with respect to the second quarter of 2003. This drop resulted from a reduction in gas business activities and fewer resources to offset the tariff lag in the businesses administered by the Company.

smart power

Smart Power is a portfolio of value added services that allows our business clients to improve their energy efficiency. It offers specialized consulting services in electrical system diagnosis and maintenance, as well as a general review of industrial processes designed to minimize energy consumption-related waste.

The company recently added meter calibration and diagnosis of electrical motor conditions to its portfolio of services by using modern measurement and analysis techniques consistent with prevailing national and international standards.



Second Quarter 2004 Results

AES Network Communications operates a telecom and data signal carrier network encompassing the Caracas Metropolitan Area and Guarenas/Guatire.

At present, the company has 28 clients, mainly national and international telecom operators and Internet Access Suppliers (ISPs).

Availability of the network is 99.99%

MARKET CAPITALIZATION

As a result of the rise in the volume and price of EDC shares in the stock market, the **Market Capitalization** of the Company rose 112% (US$744 million) with respect to the second quarter of 2003.


Market Capitalization
(Millions of US$)
744
112%
351
2Q 03
2Q 04

Dividends

On May 18, 2004, the Commission for the Administration of Foreign Currency (CADIVI) authorized the payment of US$18.33 million in ordinary dividends (US$0.33 per ADS) for ADS holders that had registered before March 05, 2004, at the official rate of Bs.1920 per USD. This distribution of dividends was approved by the Annual Shareholders Meeting held on February 27 of this year.

SUBSEQUENT EVENT

EDC Refinances Debt with Credit Suisse First Boston (CSFB)

On August 09, 2004, EDC entered into a refinancing agreement of its debt with CSFB for a total amount of US$164 million to be issued in March 2005 and expiring in 2013. This agreement is subject to certain conditions precedent, including financial conditions, approvals and formalization of documentations.

SOCIAL RESPONSIBILITY

"Dona tu Vuelto" (Round Up your Bill) is a program aimed at collecting any change remaining after customers pay for electricity and other services. The proceeds of this campaign are used to support the efforts of the Fe y Alegría Charity. The program is sponsored by the Dividendo Voluntario para la Comunidad (DVC)

This program was implemented in the first quarter of the year, in the Commercial Offices of the metropolitan and outer areas (Guarenas, Guatire, Altos Mirandinos and Vargas State). In the second quarter of this year, a pilot test was carried out to extend the program to some authorized collection agents and payment points, with the idea of later including all remaining establishments.

As of July 14, the "Dona Tu Vuelto" program had collected over Bs. 60 million.

A Light for Integration

EDC participates in a program called "A Light for Integration", which include an initiative to incorporate intellectually disabled people into the job market. The commercial office in which the program is being currently implemented has one of the highest customer satisfaction indices.



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Second Quarter 2004 Results

In June, EDC celebrated the "2004 Talent Morning". This project is part of "A Light for Integration" and is designed to provide a place in which young people can express their artistic talents (dance, music and imitations, among others.) The activity supplements the "Creating Independence" Supported Employment Program, through which the young can develop their skills for work and adult life, thus facilitating their integration to society.

Proyecto Arboleda

The "Proyecto Arboleda" is currently being implemented in the Paraguaná Peninsula through the EDC affiliate Genevapca. In this project, Genevapca, together with several regional public organizations, is planting local species of plants in the Peninsula.

To date, 620 trees of various species have been planted and an environmental conservation message has been disseminated to 13 schools, for a total of 5000 people, including children, teenagers and adults. The objective of the project is to communicate this message to over 10,000 people and plant more than 2,000 trees by the end of this year.

Supporting the Environment

EDC and the Instituto Nacional de Parques (INPARQUES) carried out a reforestation campaign in the "El Ávila" National Park. The activities were carried out by EDC employees, who volunteered to plant 250 local species of plants in the National Park.

This initiative is framed within the recent agreement signed by EDC and INPARQUES to maintain the fire line that protects "El Ávila" from the spread of forest fires.

In addition, the workers painted a mural next to the park ranger's station depicting the local flora and wildlife and reminding visitors that the "El Ávila" National Park is a source of energy and life.

The "ELECTROBus"

In the second quarter of 2004, a total of 10.938 people, including adults and children, visited the ELECTROBus. To date, the accrued total number of visitors to this educational facility is 13,914. The ELECTROBus has been parked at 75 different public and private institutions, providing 45-minute talks on electrical safety in the home.

The results presented in this report have not been audited and were derived according to the Generally Accepted Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan Securities Commission and according to the International Accounting Standards.

These results have been adjusted to reflect the effects of inflation following the aforementioned accounting standards and are presented in constant bolivars as of June 30, 2004.

As of June 2004, the exchange rate was 1,920.00 bolivars per US dollar and the average exchange rate for the year was 1,850.88 bolivars per US dollar. The Consumer Price Index (1997 base year) for the end of June, 2004, was 428.25 and the average Consumer Price Index for the January-June 2004 period was 411.89.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an affiliate of The AES Corporation (AES). EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). EDC American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under "ELDAY."

AES is a leading global power company, with 2003 sales of $8.4 billion. AES delivers 45,000 megawatts of electricity to customers in 27 countries through 114 power facilities and 17 distribution companies. Our 30,000 people are committed to operational excellence and meeting the world's growing power needs.

Please send your enquiries or comments to Investor Relations at **edcinversionistas@aes.com**

Contact:

Scarlett Alvarez U.
Director
Investor Relations
58-212/ 502.2950
edcinversionistas@aes.com



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Second Quarter 2004 Results

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED INCOME STATEMENT

(Based on unaudited financial statements and expressed in millions of constant bolivars as of June 30, 2004)

	2Q03 Bs	3Q03 Bs	4Q03 Bs	1Q04 Bs	2Q04 Bs	2Q04 US$
Operating Revenues	285,817	294,813	322,681	274,762	283,148	153
Operating Expenses	(121,606)	(114,718)	(148,981)	(136,006)	(121,351)	(66)
EBITDA	**164,211**	**180,095**	**173,700**	**138,756**	**161,797**	**87**
EBITDA MARGIN	**57.45%**	**61.09%**	**53.83%**	**50.50%**	**57.14%**	**57.14%**
Depreciation and Amortization	(86,064)	(88,771)	(89,735)	(87,674)	(90,064)	(49)
EBIT	**78,147**	**91,324**	**83,965**	**51,082**	**71,733**	**39**
EBIT MARGIN	**27.34%**	**30.98%**	**26.02%**	**18.59%**	**25.33%**	**25.33%**
Other Income and (Expenses), Net	(11,969)	(35,295)	(452)	(5,321)	(13,725)	(7)
Interest and Financial Expenses	(54,115)	(7,226)	1,807	(114,329)	(37,785)	(20)
INCOME (LOSS) BEFORE PROVISION TAXES, RESULT OF COMPANIES AVAILABLE FOR THE SALE, EQUITY IN NET INCOME OF AFFILIATED COMPANY AND MINORITY INTEREST	**12,063**	**48,803**	**85,320**	**(68,568)**	**20,223**	**11**
Provision for Income Tax	(16,887)	(8,174)	(3,663)	(9,376)	(12,693)	(7)
Discontinued Operations	(3,140)	6,968	(3,751)	(4,850)	5,940	3
Equity in Net Income of Affiliated Company	192	-	(34)	-	181	0
Minority Interest	1,126	4	2	3	(674)	(0)
NET INCOME (LOSS)	**(6,646)**	**47,601**	**77,874**	**(82,791)**	**12,977**	**7**
NET MARGIN	**-2.33%**	**16.15%**	**24.13%**	**-30.13%**	**4.58%**	**4.58%**
NET INCOME (LOSS) PER SHARE	(2.11)	15.15	24.78	(26.34)	4.13	0.00
NET INCOME (LOSS) PER ADR	(106)	757	1,239	(1,317)	206	0.11
SHARES OUTSTANDING (millions)	3,143	3,143	3,143	3,143	3,143	3,143

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(*Based on unaudited financial statements and expressed in millions of constant bolivars as of june 30, 2004*)

	2003 June 30	2004 June 30
ASSETS		
Current Assets	909,711	1,132,775
Cash and Cash Equivalents	474,411	657,251
Property, Plant and Equipment, net	3,718,142	3,463,638
Investments	76,334	75,977
Long Term Accounts Payable	48,570	39,402
Intangible Assets and Deferred Credits	42,468	24,355
Total Assets	**4,795,225**	**4,736,147**
LIABILITIES AND EQUITY		
Current Liabilities	894,637	853,125
Short Term Debt	497,682	471,312
Long Term Debt	934,278	929,741
Others Liabilities	129,194	138,053
Equity	2,837,116	2,815,228
Total Liabilities and Equity	**4,795,225**	**4,736,147**
Current Assets/Current Liabilities	**1.02**	**1.33**
Short Term Debt/Long Term Debt	**0.53**	**0.51**
Equity/Total Assets	**59.17%**	**59.44%**
Financial Debt/Total Capitalization	**33.54%**	**33.23%**



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Second Quarter 2004 Results

TECHNICAL ASPECTS

Installed Capacity (MW)	2Q04
Arrecifes	120
Ampliación Tacoa	1,410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Installed Capacity	**2,616**

Generation and Net Energy Purchases (GWh)	2Q03	3Q03	4Q03	1Q04	2Q04
Gross Generation *	3,002	3,407	3,507	2,880	2,988
Purchased Energy (Includes CALEY)	74	75	78	73	135
Internal Consumption and Losses	(654)	(635)	(564)	(689)	(661)
Total Sold Energy	**2,422**	**2,847**	**3,021**	**2,264**	**2,462**
Plant Availability (Rolling average) (%)	**81.77**	**80.98**	**80.26**	**81.02**	**85.74**
Net Capacity Factor (%)	**67.08**	**67.35**	**70.09**	**58.40**	**54.01**

 # Customer (Supplies)

Sectors	2Q03	3Q03	4Q03	1Q04	2Q04	2Q03 Vs 2Q04
Residential	842,194	850,998	857,945	854,852	852,199	1.2%
Industrial	6,569	6,683	6,962	5,742	6,402	-2.5%
General	111,494	113,142	113,972	112,902	113,423	1.7%
Street Lighting and Government	6,414	6,707	6,840	7,074	6,763	5.4%
Total	**966,671**	**977,530**	**985,719**	**980,570**	**978,787**	**1.3%**

Consumption (GWh) (w/o Genevapca)

Sectors	2Q03	3Q03	4Q03	1Q04	2Q04	2Q03 Vs 2Q04
Residential	831	861	912	804	877	5.6%
Industrial	458	478	531	433	470	2.5%
General	864	907	949	827	901	4.3%
Street Lighting and Government	206	209	226	197	212	3.1%
Total Service Area	**2,359**	**2,455**	**2,618**	**2,261**	**2,460**	**4.3%**
National Interconnected System	63	392	403	3	2	**-97.5%**
Total (service area+NIS)	**2,422**	**2,847**	**3,021**	**2,264**	**2,462**	**1.6%**

TECHNICAL ASPECTS

Transmission and Distribution

	Unidad	2Q 04
T&D Overhead Lines (from 230 kV to 4.8 kV)	Km	5,523
T&D Underground Cables (from 230 kV to 4.8 kV)	Km	3,628
Served Area	Km^2	5,200
Substations (from 230 kV to 4.8 kV)	#	133
Historic Peak Load	MW	1,977
Load Factor	%	76
T&D Installed Capacity (from 230 kV to 30 kV)	MVA	8,834
T&D Installed Capacity (from 12.47 kV to 0.120 kV)	MVA	5,831

#82-4896



La Electricidad de Caracas
y sus empresas filiales

una empresa AES

Resultados del Segundo Trimestre de 2004

C. A. LA ELECTRICIDAD DE CARACAS ANUNCIA SUS RESULTADOS CONSOLIDADOS AL CIERRE DEL SEGUNDO TRIMESTRE DE 2004

Durante el segundo trimestre, EDC registró una utilidad neta de Bs. 13,0 millardos, alcanzando un EBITDA de Bs. 161,8 millardos. Estos resultados son producto de la ejecución -por parte de la Gerencia- del plan denominado "Fortaleciéndonos 2004", el cual contempla lo siguiente: reducción de las pérdidas no técnicas, fortalecimiento del capital de trabajo, preservación del margen de utilidad operativa bruta y satisfacción del cliente.

ASPECTOS RESALTANTES

- Los ingresos operativos al cierre del trimestre disminuyeron en 0,9%, en comparación con el mismo trimestre del año anterior.
- Los gastos de operación disminuyeron en 0,2% en relación al mismo trimestre del año anterior.
- La deuda total al cierre del trimestre se ubicó en US$ 726 MM.
- EDC obtiene préstamo sindicado en moneda local por Bs. 200 millardos.
- ABN AMRO otorgó un préstamo por US$ 50 MM.
- Standard & Poor's Ratings mejoró calificación de riesgo de crédito de "CCC+" a "B-".
- Fitch Ratings ratificó calificación de la deuda en moneda extranjera en "B-" y en moneda local en "B".
- CADIVI autorizó pago de dividendos ordinarios, en dólares, a tenedores de ADS a tasa oficial de Bs. 1.920 por US$, por un total de US$ 18,3 MM.

FACTORES EXTERNOS*

- Inflación acumulada durante el semestre de 11,04%.
- El Indice de Precios al Mayor (IPM) creció, durante el semestre, en 15,15%.
- Devaluación acumulada para el primer semestre de 20% (Bs.1.920/US$).
- El PIB del primer trimestre de 2004 creció 29,8% en comparación con el primer trimestre del 2003.
- Desempleo promedio del primer trimestre del año fue de 17,3%.

* Fuente: BCV e INE

RESULTADOS FINANCIEROS

Los Resultados Financieros que se presentan en este informe están expresados en millones de bolívares constantes al 30 de junio de 2004 y se elaboraron de conformidad con los Principios de Contabilidad Generalmente Aceptados en Venezuela y con las Normas Internacionales de Contabilidad (NIC).

Comparación Semestral

	1S03	1S04	Var. Bs.	Var. %
Ingresos de Operación	563.008	557.910	(5.098)	-0,91%
Gastos de Operación	(236.072)	(257.357)	(21.285)	9,02%
EBITDA	**326.936**	**300.553**	**(26.383)**	**-8,07%**
MARGEN EBITDA	**58,07%**	**53,87%**		**(420) bps**
Utilidad (Pérdida) Neta	**(39.110)**	**(69.814)**	**(30.704)**	**78,51%**

Comparación Trimestral

	2T03	3T03	4T03	1T04	2T04
Ingresos de Operación	285.817	294.813	322.681	274.762	283.148
Gastos de Operación	(121.606)	(114.718)	(148.981)	(136.006)	(121.351)
EBITDA	**164.211**	**180.095**	**173.700**	**138.756**	**161.797**
MARGEN EBITDA	**57,45%**	**61,09%**	**53,83%**	**50,50%**	**57,14%**
Utilidad (Pérdida) Neta	**(6.646)**	**47.601**	**77.874**	**(82.791)**	**12.977**

Para el segundo trimestre del año 2004 los **Ingresos de Operación,** disminuyeron en 0,9% situándose en Bs. 283,1 millardos, en comparación a los obtenidos en el mismo período del año anterior por Bs. 285,8 millardos. Esta disminución, obedece al rezago en los aumentos tarifarios en relación a la inflación acumulada de 11,04% para el primer semestre, aunado al descenso del 96,8% en los aportes al Sistema Interconectado Nacional (SIN). Aun cuando la demanda de energía se incrementó en 4,3%.



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Resultados del Segundo Trimestre de 2004

Los **Gastos de Operación (sin depreciación)** totalizaron Bs. 121,4 millardos dismuninuyendo en 0,2% en relación a los obtenidos en el mismo trimestre del año anterior por Bs. 121,6 millardos, debido a la aplicación del plan "Fortaleciéndonos 2004". Sin embargo, los gastos se ven impactados durante el trimestre por los siguientes factores:

- Aumento de la mano de obra propia en 38% por la entrada en vigencia del nuevo convenio colectivo de trabajo a mediados del año 2003.
- Aumento de los impuestos municipales por venta de energía, en proporción al crecimiento de la demanda.
- Incremento del costo -que asume la empresa- del Impuesto al Valor Agregado, debido a la eliminación de la exoneración aplicable a las compras de energía (entre compañías prestadoras del servicio eléctrico o a las compras efectuadas a través del SIN).
- Aumento del precio del combustible en 39,7%.

GASTOS DE OPERACIÓN (Millones de Bs.)



121.606
114.718
148.981
136.006
121.351
2T 03
3T 03
4T 03
1T 04
2T 04

El **EBITDA** se situó en Bs. 161,8 millardos comparado con Bs. 164,2 millardos reportados para el mismo período de 2003. Este resultado obedece a la disminución que presentaron los ingresos operativos. El EBITDA representa 3,4 veces el gasto de intereses.

EBITDA (Millones de Bs.)



164.211
180.095
173.700
138.756
161.797
2T 03
3T 03
4T 03
1T 04
2T 04

Margen EBITDA representa 57,1%, disminuyendo en 31 bps en relación al mismo período del año 2003.

MARGEN EBITDA (%)



57,45%
61,09%
53,83%
50,50%
57,14%
2T 03
3T 03
4T 03
1T 04
2T 04

Para el segundo trimestre del año 2004 el **Costo Integral de Financiamiento,** presenta una disminución del 30,2% en relación al mismo trimestre del año 2003, motivada a la reducción de los intereses y gastos financieros, así como la diferencia en cambio, por el efecto de amortización de deuda financiera en moneda extranjera. Esta disminución compensa al resultado monetario del trimestre, inferior en 59,6% con respecto al mismo período del año 2003, al registrarse una inflación de 4,5% para el segundo trimestre de 2004, menor en 0,9% a la del segundo trimestre de 2003. Así como, una disminución en la posición monetaria pasiva a consecuencia de la amortización de la deuda antes señalada.

Costo Integral de Financiamiento

	2T 03	2T 04
Intereses y gastos financieros netos	(50.306)	(35.083)
Diferencia en cambio, neta	(61.930)	(26.191)
Resultado monetario del ejercicio	58.121	23.490
	(54.115)	**(37.785)**

Durante el segundo trimestre del año 2004 se registró una **Utilidad Neta** de Bs. 13 millardos, en comparación con los resultados obtenidos en el 2003, para el cual se reportaron pérdidas netas por Bs. 6,6 millardos. Este resultado obedece principalmente a la disminución que presentó el Costo Integral de Financiamiento.

UTILIDAD (PERDIDA) NETA (Millones de Bs.)



(6.646)
47.601
77.874
(82.791)
12.977
2T 03
3T 03
4T 03
1T 04
2T 04



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Resultados del Segundo Trimestre de 2004

RESUMEN DE ESTRATEGIAS FINANCIERAS

Para el primer semestre del año 2004, la Gerencia -en la ejecución del plan "Fortaleciéndonos 2004"- logró concretar nuevos financiamientos por un total de US$ 217,6 MM, distribuidos de la siguiente forma :



Banca Extranjera
28%
US$ 61,9 MM
Bilaterales
2%
US$ 5,0 MM
Papeles C.
9%
US$ 20,5 MM
Banca Local
61%
US$ 130,2 MM

Adicionalmente, se renovaron créditos en moneda local por US$ 85 MM, de los cuales 53,05% fueron con la Banca Comercial y 46,95% en el Mercado de Capital.

Para el segundo trimestre del año, se registró un nivel de deuda de US$ 726 MM, disminuyendo en US$ 7 MM con respecto al mismo período del año 2003; ubicándose para este semestre la relación Deuda / Patrimonio en 0,49.

Composición de la Deuda



Mercados Capitales Local
7%
Bilaterales
9%
Bca. Comercial Externa
9%
Bca. Comercial Local
18%
Multilaterales
18%
Mercados Capitales Exterior
39%

El costo promedio ponderado de la deuda total para el primer semestre de 2004 fue de 10,16%, siendo el de la deuda en moneda extranjera de 7,96% y en moneda local de 18,00%.

Composición de la Deuda



Tasa
73%
Variable
27%
Moneda
Hedge 28%
US$ 150MM
75%
Bs.
25%
Plazo
68%
Corto
32%

Nuevos Financiamientos

Préstamo Sindicado:

En mayo de 2004 se obtuvo un crédito sindicado con la banca local por Bs. 200 millardos (US$ 104 millones).

Este préstamo fue liderado por el Banco de Venezuela, Banesco y Banco Mercantil, siendo el estructurador de la operación Valores Santander Casa de Bolsa y el agente de administración el Banco de Venezuela. Los fondos obtenidos serán utilizados para proyectos de mantenimiento y expansión de la red eléctrica, capital de trabajo y disminución de deuda de corto plazo.

El plazo para su cancelación es de 3 años –incluyendo un año de gracia para amortizqación de capital- con con extensión de 2 años adicionales.

ABN AMRO Bank:

En junio de 2004, ABN AMRO otorgó un préstamo de US$ 50 MM a un plazo de 3 años, incluyendo un año de gracia para amortización de capital. Los fondos obtenidos serán utilizados para proyectos de inversión.

Estos préstamos permitieron mejorar el perfil de vencimiento de la deuda.

Calificaciones de Riesgo

Standard & Poor´s

El 19 de julio de 2004, Standard & Poor´s mejoró la calificación de la deuda de "CCC+" a "B-". Esta calificación está asociada a la calificación de riesgo país, el cual esta afectado principalmente por el control de cambio existente.



Resultados del Segundo Trimestre de 2004

Fitch Ratings

El 27 de julio de 2004, Fitch Ratings ratificó su calificación de la deuda en moneda extranjera a "B-". La deuda en moneda local fue calificada en "B," superior a la calificación de la deuda soberana.

GESTIÓN DEL NEGOCIO

Régimen Tarifario y Marco Regulatorio

- El 25 de marzo de 2004 fue publicada en Gaceta Oficial N° 37.906 una resolución conjunta de los Ministerios de Energía y Minas y de la Producción y el Comercio, donde se establecen los precios del gas metano en los Centros de Despacho y las tarifas para los servicios de transporte y distribución. El ajuste en el precio del gas metano correspondiente al año 2004 fue de 39,7% con vigencia a partir del 5 de enero; se prevé su actualización en enero de cada año en función de la paridad cambiaria. Adicionalmente, el MEM podrá ajustar los precios a una fecha distinta a la prevista si el desplazamiento de la paridad cambiaria es superior al 20% en el año. El costo que representa este incremento en el precio del gas es trasladado mensualmente a los clientes a través del CACE, excepto en el caso de la Tarifa Residencial Social (esto representa un 2% aproximadamente de aumento para el usuario final).
- El precio promedio del segundo trimestre de 2004, resultante de la aplicación de la tarifa vigente, es el siguiente:

Aplicable a EDC, CALEV y ELEGGUA
(2T 2004)

Tipo de Servicio	Bs./kWh
Residencial	107,5
General	108,9
Industrial	76,3
A.P. y Sector Oficial	87,5
Promedio *	**100,4**

* Se incluyen los costos por patente y CACE (Cargo por ajuste de combustible y energía)

Aplicable a: CALEY
(2T 2004)

Tipo de Servicio	Bs./kWh
Residencial	93,4
General	75,3
Industrial	82,0
A.P. y Sector Oficial	46,7
Promedio	**79,9**

En forma Es un plan que se lleva a cabo para adecuarnos al Reglamento de la Ley Orgánica del Servicio Eléctrico y a las Normas de Calidad del Servicio Eléctrico, que regulan la relación entre la empresa y sus clientes, así como los niveles de calidad del producto, de servicio técnico y comercial. Este plan hace énfasis en las mejoras de los procesos, en los tiempos de respuesta y en la plataforma de la información.


Publicación de la Gaceta
25 Noviembre 2003
Adecuación
Transición
6 meses
Fiscalización Integral
3 años
1ero. Julio 2004
1ero. Enero 2005
1ero. Enero 2008
Etapa I
Etapa II
Etapa III
Etapa IV
Sanciones a nivel de alimentadores para usuarios en BT
Sanciones a nivel del usuarios

Generación

La producción de energía al cierre del segundo trimestre de 2004, totalizó 2.988 GWh, lo que representa una disminución del 0,5% con respecto al mismo período del año anterior. Esta disminución se debe a que el SIN no ha requerido aportes adicionales de energía como producto de la recuperación de los niveles del agua en la Represa del Güri y a la incorporación de nueva capacidad en el SIN. Mientras que para el segundo trimestre de 2003 fueron suministrados 63 GWh adicionales al SIN como consecuencia de la crisis energética ocurrida durante ese año.

Adicionalmente, Edelca está ofertando (desde junio) energía hidraúlica con descuento a las empresas que generan energía con gas y petróleo.

Transmisión

Durante el primer semestre de 2004 la empresa ha venido realizando trabajos de mejora en la Subestación "Pedrera" especialmente en la S/E encapsulada en SF6 de 230 kV que alimenta a la mayor parte de los circuitos del sureste del Área Metropolitana de Caracas con aproximadamente 195 MVA de capacidad servida.

Con estos trabajos se mejorará la calidad de servicio al incorporar nuevos equipos y modernizar los sistemas de control. Al cierre del segundo trimestre, se ha ejecutado un 80% de los trabajos planificados cuya inversión total esta estimada en Bs. 3.755 MM para el año 2004.

Distribución

Laboratorio de Luminotecnia "El Arte de Iluminar"

La Unidad de Distribución desarrolló un Laboratorio de Luminotecnia, con el objetivo de incorporar nuevas técnicas de operación y mantenimiento, permitiendo así, optimizar los sistemas de alumbrado público. Este laboratorio logra mantener un estricto control de calidad y garantiza la vida útil de los equipos, disminuyendo los costos y facilitando el ahorro de energía.

Proyecto RCM@D:

A principios del mes de junio arranco la fase piloto del Proyecto RCM@D convirtiéndonos en una de las primeras empresas en el mundo en implantar la filosofía RCM (Reliability Centered Maintenance) en el área de Distribución. En el primer mes de ejecución el avance es: 21 modos de falla analizados y 90% de avance en formulacion de los planes de mantenimiento para Transformadores Monofásicos Aéreos, Monofásicos Sumergibles y Cuchillas.

Proyecto Cambio de Estándares de Distribución:

Consiste en la revisión de los estándares actuales, de diseño y construcción de distribución, y la propuesta de nuevas opciones de menor costo que se traducen en una reducción de costos significativo de los proyectos tanto internos como de nuestros clientes. En el 1er semestre se han revisado 27 estándares, con un promedio de reducción del 13%. Este proyecto tiene un área especifica orientada a apoyar el proyecto de Barrio Eléctrico buscando opciones para las zonas de bajos ingresos.

Recuperación de equipos de Distribución:

Durante el primer semestre del año 2004, la unidad de Distribución Zona Metropolitana, recuperó -a través de reparaciones y mantenimientos en sus talleres- 1.191 equipos de distribución, obteniendo así un ahorro neto de Bs. 3,1 millardos al compararlo con los precios de adquisición actuales de los mismos. Mientras que durante todo el año 2003 se logró un ahorro neto de Bs. 3,7 millardos.

Recuperación de Equipos de Distribución



Ahorros MM Bs.
3.700
Ahorros MM Bs.
3.172
Equipos Recuperados
1.258
Equipos Recuperados
1.191
2003
1S 2004

Indicadores de Gestión

El **Índice Móvil Anual de Duración de Interrupción** (SAIDI) del sistema -KVA instalados interrumpidos imprevistos por los minutos de interrupción entre los KVA totales- cerró en 4,8 horas al cierre del segundo trimestre del presente año, aumentando en un 27,9% respecto del mismo período del año anterior. Este aumento se fundamenta en que el indicador es un promedio móvil anual y continúa mostrando el efecto de la tormenta Claudette ocurrida en julio de 2003.

Expresado en Horas (Promedio Móvil Anual)



6
5
4
3
2
3,76
4,70
4,61
4,73
4,85
4,92
5,01
4,97
4,93
4,65
4,65
4,73
4,81
Jun
Jul
Ago
Sep
Oct
Nov
Dic
Ene
Feb
Mar
Abr
May
Jun
2003
2004

En cuanto al **Índice Móvil Anual de Frecuencia de Interrupción** (SAIFI) -KVA instalados interrumpidos imprevistos entre los KVA totales-, se ubicó en 3,05 veces, disminuyendo en 16,6% con respecto al segundo trimestre del año anterior. Esta reducción en el índice se debe a que el indicador es un promedio móvil anual, por lo cual la falla ocurrida a causa del incendio en el Parque Nacional El Ávila durante el mes de marzo de 2003 ya no se refleja en el valor del índice.



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Resultados del Segundo Trimestre de 2004

SAIFI
Veces
(Promedio Móvil Anual)


4,00
3,80
3,60
3,40
3,20
3,00
2,80
2,60
3,66
3,80
3,69
3,69
3,75
3,74
3,79
3,77
3,84
3,18
3,18
3,02
3,05
Jun
Jul
Ago
Sep
Oct
Nov
Dic
Ene
Feb
Mar
Abr
May
Jun
2003
2004

Comercialización

La Gerencia durante el segundo trimestre del año 2004 incorporó 7 nuevos agentes autorizados de cobro, llegando así a un total de 60 agentes. Continuando con la estrategia de reducción de costos y optimización de la Red de Atención al Cliente, finalizó el trimestre con 10 oficinas comerciales para servir a los clientes del área metropolitana. Las estrategias utilizadas fueron las siguientes:

∴ Cierre de oficinas comerciales con poca afluencia de clientes y apertura de agentes autorizados en lugares estratégicos de la ciudad, aumentando a la vez el número de horas de taquilla disponibles para la cancelación de las facturas.

∴ Mejorar los niveles de atención al cliente, permitiendo el pago telefónico de las facturas a través del Contact Center de la Empresa.

∴ Pago en línea de las facturas, a través de la Banca.

∴ Desarrollo y puesta en marcha del sistema de mensajería de texto a través de los principales operadores de telefonía celular.

Para reducir los costos por bolívar recaudado y aumentar la satisfacción del cliente, una de las oficina comerciales cerradas, fue entregada a un tercero para servir a los clientes de EDC, y a su vez se reciben ingresos por el alquiler del local comercial. Esta política se aplicará tambien a tres oficinas comerciales recientemente cerradas.

Índice de Satisfacción al Cliente



Este índice permite monitorear permanentemente el grado de satisfacción con la calidad del servicio que ofrece la empresa en las áreas: Atención al cliente, suministro de energía, notificación y facturación, imagen y comunicación e información. El contacto con el cliente se realiza a través de una encuesta telefónica.

Para la Gerencia, una de las prioridades del plan "Fortaleciéndonos 2004" es la satisfacción al cliente, ubicándose al cierre del primer semestre en 75,7% para los clientes residenciales. La meta al cierre de este año es de 80%. Esta medición nos permite compararnos con otras empresa similares.

0800 infoedc
4 6 3 6 3 3 2
Porque en La Electricidad de Caracas pensamos en ti

A partir del mes de julio de 2004 se puso en marcha el servicio gratuito 0800-INFOEDC (0800-4636332), con el fin de ofrecer a nuestros Grandes Clientes una atención telefónica personalizada y exclusiva las 24 horas del día, durante los 365 días del año.

A través de este servicio podrán recibir: atención, monitoreo y seguimiento a sus requerimientos de servicio eléctrico e información continua sobre averías, paros programados y prioridad en la atención de sus solicitudes.

Esta iniciativa va orientada a 530 clientes que representan el 17% de nuestros ingresos.

Comprador Misterioso (Mistery Shopper)

La RAC (Red de Atención al Cliente) realiza mediciones en las Oficinas Comerciales, Agentes Autorizados y Contact Center para monitorear el nivel de calidad y de atención. Ésta técnica conocida como "Mistery Shopper" tiene la facultad de obtener información sobre: disponibilidad de atención, servicio al cliente, efectividad en la resolución de casos y manejo de situaciones conflictivas, sin que el punto de contacto visitado tenga conocimiento previo de su evaluación, lo que garantiza una información precisa y ajustada a la realidad.



Resultados del Segundo Trimestre de 2004

Certificación Norma ISO 9001

La Red de Atención al Cliente ha obtenido la certificación ISO 9001 2000. Esta certificación permitirá a la Empresa incrementar la calidad de sus servicios de atención de acuerdo a los estándares internacionales, lo cual sin duda se traducirá en mayor satisfacción para los clientes, y mayor valor para los accionistas de la empresa.

EDC se encuentra dentro de las 100 empresas High-Tech

Para este semestre se ha unificado la plataforma de correos alrededor de Exchange de Microsoft, haciendo énfasis en los módulos de inteligencia de SAP. El presupuesto anual se estima entre US$4 y US$6 millones. Actualmente estan por finalizar la activación del módulo de Strategic Enterprise Manager (SEM), en lo que respecta a los indicadores estratégicos. La plataforma tecnológica descansa sobre mainframes para sistemas Legacy, Unix para SAPR3/CCS y Windows 2000/Exchange 2000 para los servicios de correo e impresión distribuida.

Recuperación de Pérdidas Eléctricas

A pesar de los esfuerzos realizados por EDC, el entorno económico ha contribuido con el incremento de las pérdidas técnicas y no técnicas de energía. Durante el primer semestre alcanzaron un 17,15%, (ubicándose las no-técnicas en 9,64%). La empresa continuando con el plan "Fortaleciéndonos 2004" ha centrado sus esfuerzos en el Control de Pérdidas de Energía.

En tal sentido, la Empresa incentiva a sus trabajadores a buscar y reportar activamente las irregularidades y fraude de energía, apoyando al equipo que coordina la reducción de pérdidas de la empresa.

Barrio Eléctrico

Es un proyecto piloto cuyo fin es distribuir electricidad de forma regular a los barrios o áreas de bajos recursos que nunca antes han sido clientes, pero que poseen acceso eléctrico no autorizado a las líneas de distribución de la empresa.

Prestando el servicio eléctrico de manera formal y regulando los clientes, se evitarán daños en los artefactos eléctricos producto de la inestabilidad del servicio; así como tambien, se amplia la base de clientes de la Empresa.

El número **total de clientes facturados** que tiene la empresa al cierre del segundo trimestre del año 2004, es de 978.787; de los cuales el 86% corresponden a clientes residenciales y 12% a clientes comerciales.


Comercial
12%
Industrial
1%
Sector Público
1%
Residencial
86%

Para el cierre del segundo trimestre del año 2004 el **consumo de energía** se ubicó en 2.460 GWh aumentando en 4,3% con respecto al mismo período del año 2003, como consecuencia del aumento en el consumo de energía eléctrica, distribuyéndose de la siguiente forma:


Sector
Público
9%
Residencial
36%
Comercial
36%
Industrial
19%

Indicadores de Gestión

La rotación de las cuentas por cobrar de EDC para el cierre del segundo trimestre del año 2004, se ubicó en 2,4 meses, comparado con un nivel a junio de 2003 de 2,2. Este incremento responde al efecto estacional que presentan las cobranzas del sector público durante los primeros meses de cada año.


2,5
2,4
2,3
2,2
2,1
2,0
1,9
Jun 03
Sep 03
Dic 03
Mar 04
Jun 04



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Resultados del Segundo Trimestre de 2004

La efectividad de la cobranza se ubicó en 97% al segundo trimestre del año 2004 como producto del esfuerzo por reducir las cuentas por cobrar.


1,02
1,00
0,98
0,96
0,94
0,92
0,90
0,88
Jun 03
Sep 03
Dic 03
Mar 04
Jun04

Seguridad de los Empleados

Los efectos de la aplicación continua del Programa de Protección y Seguridad para sus empleados, refleja una reducción progresiva durante los últimos cuatros años en el indicador del número de Accidentes con Pérdida de Tiempo.

N° de Accidentes con Pérdidas de Tiempo


2000
73
2001
29
2002
26
2003
27
1T04
8
2T04
4

FILIALES

AES GENEVAPCA
Energía positiva en acción

Generación de Energía y Vapor (GENEVAPCA) – Es la filial de EDC que suple de electricidad y vapor al Centro de Refinación más grande del mundo, propiedad de PDVSA, ubicado en la Península de Paraguaná.

Al cierre del segundo trimestre de 2004, además de cumplir sus compromisos con PDVSA, Genevapca continuó contribuyendo a minimizar las carencias de energía eléctrica de la Península de Paraguaná aportando a CADAFE 177 GWh, lo que representó aproximadamente el 70% de las necesidades de electricidad de la región, apoyando de esta manera al SIN y contribuyendo al Sistema Eléctrico Venezolano.

Las ventas totales de energía eléctrica de esta filial totalizaron 381 GWh, mientras que las ventas de vapor sumaron 230.714 TM para el segundo trimestre, representando así, ingresos de Bs. 27,9 millardos para ese mismo período.


Aportes de Energía al Sistema
(GWh)
136
136
136
130
177
2T 03
3T 03
4T 03
1T 04
2T 04



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Resultados del Segundo Trimestre de 2004

COM MOVIL
AES Soluciones Tecnológicas

Comunicaciones Móviles EDC C.A., presta servicios de radiocomunicaciones móviles terrestres, para el transporte de señales de voz y datos por enlaces (trunking). Opera en el área Metropolitana de Caracas y en la región norte del país, interconectando las principales ciudades desde Puerto La Cruz hasta Barquisimeto, enfocándose en clientes corporativos.

Durante el segundo trimestre, COMMOVIL generó ingresos por Bs. 780 millones. La disponibilidad de los servicios totalizó 99,6%.

Administradora SERDECO, C.A.

Administradora Serdeco, C.A. es una compañía especializada en proveer soluciones y servicios de gestión comercial a entes gubernamentales, empresas de servicios públicos y privados, masivos y recurrentes, apoyados en una infraestructura comercial y tecnológica de avanzada.

Adicionalmente, cuenta con una amplia experiencia en: Servicio de Gestión Comercial del Aseo Urbano y Domiciliario y Servicio de Gestión Comercial de Impuestos Inmobiliarios.

Para el segundo trimestre del año 2004, los ingresos operativos alcanzaron Bs. 4,6 millardos, disminuyendo en 26% con respecto al segundo trimestre del año 2003, producto principalmente del descenso operativo del negocio de gas en función a la entrega y cierre del negocio, que se realizará en diciembre del presente año, así como del rezago en el aumento de las tarifas del servicio de Aseo Urbano y Domiciliario, en relación a la inflación.

Los costos operativos se ubicaron en Bs. 2,9 millardos, presentando una disminución del 17% con respecto al segundo trimestre del año 2003, como resultado de la reducción en las actividades del negocio del gas y reducción de recursos que compensen el rezago tarifario de los negocios que se administran en la Compañía.

smart power

Smartpower es el portafolio de servicios de valor agregado a nuestros clientes empresariales el cual comprende servicios de asesorías especializadas en gestión y ahorro de energía, diagnóstico y mantenimiento menor de los sistemas eléctricos, además de la revisión general de procesos industriales, con el objeto de minimizar los desperdicios relacionados con el consumo energético.

Se incorporó recientemente en nuestro portafolio de servicios, la calibración de medidores y el diagnóstico de las condiciones de funcionamiento de motores eléctricos, utilizando técnicas modernas de medición y análisis, mediante ensayos eléctricos establecidos según las normativas vigentes, tanto nacionales como internacionales.

AES network

AES Network Communications es operadora de una red de telecomunicaciones que presta servicios de transporte de señales de telecomunicaciones y datos para la Zona Metropolitana de Caracas y Guarenas-Guatire.

En la actualidad cuenta con 28 clientes, Operadores de Telecomunicaciones nacionales e internacionales y Proveedores de acceso a Internet (ISPs).

La disponibilidad de la red se ubico en 99,99%



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Resultados del Segundo Trimestre de 2004

CAPITALIZACIÓN DEL MERCADO

Debido al aumento en el volumen y el precio transado de las acciones, la **Capitalización del Mercado** de la empresa (US$ 744MM) se incrementó en 112% con relación al valor de cierre del segundo trimestre de 2003.



Capitalización del Mercado
(Millones US$)
744
112%
351
2T 03
2T 04

Dividendos

El 18 de mayo de 2004, CADIVI autorizó pagar un total de dividendos ordinarios por US$ 18,33 millones (US$ 0,33 por ADS) para los tenedores de ADS registrados al 05 de marzo de 2004, a la tasa oficial de bolívares 1.920 por US$. Este reparto de dividendos fue aprobado en la Asamblea General Ordinaria llevada a cabo el 27 de febrero del año en curso.

EVENTO SUBSECUENTE

Refinanciamiento Deuda con Credit Suisse First Boston (CSFB)

Con fecha 09 de agosto de 2004, la EDC firmó un acuerdo de refinanciamiento de la deuda que mantiene con el CSFB por US$ 164 millones a ser emitidas en Marzo de 2005, con vencimiento en el año 2013. Dicho acuerdo esta sujeto a ciertas condiciones precedentes.

RESPONSABILIDAD SOCIAL

Dona tu Vuelto, es un programa que recauda, a voluntad del cliente, el vuelto de su factura de electricidad y otros servicios, el cual se destina a la obra de Fe y Alegría en Venezuela y cuenta con el auspicio del Dividendo Voluntario para la Comunidad (DVC).

Durante el primer trimestre de 2004, el programa fue implantado en las Oficinas Comerciales, tanto de la Zona Metropolitana de Caracas como en las Zonas Foráneas (Guarenas, Guatire, Altos Mirandinos y el Estado Vargas). A partir del segundo trimestre, se comenzó una prueba piloto con algunos agentes autorizados y puntos de pago para luego hacerlo extensivo al resto de los mismos en los próximos meses.

Al cierre del día 14 de julio, Dona Tu Vuelto llevaba recolectada una suma superior a los Bs. 60 millones.

Una Luz por la Integración

EDC participa en el programa "Una Luz por la Integración", el cual tiene como objetivo la incorporación de personas con discapacidad al campo laboral. La oficina comercial en la cual se está realizando este programa presenta uno de los mayores índices de satisfacción al cliente.

En el mes de junio se realizó el evento *"UNA MAÑANA DE TALENTOS 2004"*, este proyecto forma parte del Programa "UNA LUZ POR LA INTEGRACIÓN", con la finalidad de ofrecer un espacio para la expresión artística de los jóvenes dotados de un talento natural para el baile, la música y la imitación, entre otros. Esta actividad es un complemento del Programa de Empleo con Soporte "Creando Independencia", a través del cual los jóvenes desarrollan habilidades para el trabajo y la vida adulta, que facilitan su integración a la sociedad.

Proyecto Arboleda

Es un proyecto que se está llevando en la Península de Paraguaná a través de nuestra filial Genevapca, junto con otras organizaciones gubernamentales regionales, con la intención de reforestar la Península con especies forestales autóctonas.



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Resultados del Segundo Trimestre de 2004

Hasta la fecha se han sembrado 620 árboles de diferentes especies y se ha llevado el mensaje ambientalista a 13 instituciones educativas, sumando un total de 5.000 personas entre niños, jóvenes y adultos. La meta para el cierre del año 2004 es llevar este mensaje a más de 10.000 personas y sembrar más de 2.000 árboles

Apoyando al Medio Ambiente

EDC junto con el Instituto Nacional de Parques (INPARQUES) realizó una jornada de reforestación en el Parque Nacional "El Ávila". La actividad fue ejecutada por trabajadores voluntarios de la EDC, quienes plantaron 250 especies autóctonas en el Parque Nacional.

Esta iniciativa se enmarca dentro del reciente convenio firmado entre EDC e INPARQUES para el mantenimiento del cortafuego que protege a "El Ávila" del avance de incendios forestales.

Adicionalmente, los trabajadores pintaron un mural cercano a la casa del guardaparques que hace alusión a la flora y fauna del lugar y recuerda a los visitantes que El Parque Nacional "El Ávila" es fuente de energía y vida.

EL ELECTRObus

Durante el segundo trimestre de 2004, EL ELECTRObus recibió 10.938 personas entre niños y adultos. Desde su inauguración -noviembre de 2003- el total acumulado de visitas realizadas a 75 instituciones públicas y privadas, las cuales han recibido charlas interactivas de 45 minutos sobre cómo hacer uso eficiente de la electricidad en el hogar, es de 13.914 personas.



Los resultados presentados en este Informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad Generalmente Aceptados vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela y de conformidad con las Normas Internacionales de Contabilidad (NIC).

Estos resultados han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 30 de junio de 2004.

La tasa de cambio para el cierre de junio de 2004 fue 1.920,00 bolívares/US dólar, y el tipo de cambio promedio anual fue de 1.850,88 bolívares/US dólar. El índice de precios al consumidor (IPC base 1997) para el cierre de junio 2004 fue 428,25 y el IPC promedio para el período de enero-junio de 2004 fue 411,89.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2003 de US$ 8.4 millardos. AES suministró 45.000 MW de electricidad a sus clientes en 27 países a través de 114 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a saitsfacer las necesidades de crecimiento de energía a nivel mundial. Agradeceremos dirigir sus preguntas o comentarios relacionados con este reporte a la atención de Relaciones con los Inversionistas, por correo electrónico: edcinversionistas@aes.com

Persona Contacto:

Scarlett Alvarez U.
Directora
Relaciones con Inversionistas

58-212/ 502.2950

edcinversionistas@aes.com



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Resultados del Segundo Trimestre de 2004

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑÍAS FILIALES
ESTADOS CONSOLIDADOS DE GANANCIAS Y PERDIDAS

(Con base en estados financieros no auditados y expresados en millones de bolivares constantes al 30 de junio de 2004)

	2T 03 Bs.	3T 03 Bs.	4T 03 Bs.	1T 04 Bs.	2T 04 Bs.	2T 04 US$
Ingresos de Operación	285.817	294.813	322.681	274.762	283.148	153
Gastos de Operación	(121.606)	(114.718)	(148.981)	(136.006)	(121.351)	(66)
EBITDA	**164.211**	**180.095**	**173.700**	**138.756**	**161.797**	**87**
MARGEN EBITDA	**57,45%**	**61,09%**	**53,83%**	**50,50%**	**57,14%**	**57,14%**
Depreciación y Amortización	(86.064)	(88.771)	(89.735)	(87.674)	(90.064)	(49)
EBIT	**78.147**	**91.324**	**83.965**	**51.082**	**71.733**	**39**
MARGEN EBIT	**27,34%**	**30,98%**	**26,02%**	**18,59%**	**25,33%**	**25,33%**
Otros Ingresos y (Gastos) Neto	(11.969)	(35.295)	(452)	(5.321)	(13.725)	(7)
Costo Integral de Financiamiento	(54.115)	(7.226)	1.807	(114.329)	(37.785)	(20)
UTILIDAD (PERDIDA) ANTES DE PROVISIÓN PARA IMPUESTOS, RESULTADO DE COMPAÑIAS DISPONIBLES PARA LA VENTA, PARTICIPACION EN GANANCIAS Y PÉRDIDAS DE COMPAÑIAS AFILIADAS E INTERESES MINORITARIOS	**12.063**	**48.803**	**85.320**	**(68.568)**	**20.223**	**11**
Provisión para Impuesto	(16.887)	(8.174)	(3.663)	(9.376)	(12.693)	(7)
Operaciones Discontinuas	(3.140)	6.968	(3.751)	(4.850)	5.940	3
Participación en Gananacias y Pérdidas de Compañias Afiliadas	192		(34)		181	0
Intereses Minoritarios	1.126	4	2	3	(674)	(0)
UTILIDAD (PÉRDIDA) NETA	**(6.646)**	**47.601**	**77.874**	**(82.791)**	**12.977**	**7**
MARGEN UTILIDAD NETA	**-2,33%**	**16,15%**	**24,13%**	**-30,13%**	**4,58%**	**4,58%**
UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	(2,11)	15,15	24,78	(26,34)	4,13	0,00
UTILIDAD (PÉRDIDA) NETA POR ADR	(106)	757	1.239	(1.317)	206	0,11
ACCIONES EN CIRCULACIÓN (Millones)	3.143	3.143	3.143	3.143	3.143	3.143

C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Con base en estados financieros no auditados y expresados en millones de bolivares constantes al 30 de junio de 2004)

	2003 30 de Junio	2004 30 de Junio
ACTIVO		
Activo Circulante	909.711	1.132.775
Efectivo y Equivalentes de Efectivo	474.411	657.251
Propiedades, Planta y Equipos, neto	3.718.142	3.463.638
Inversiones	76.334	75.977
Cuentas por Cobrar a Largo Plazo	48.570	39.402
Otros Activos y Cargos Diferidos, Neto	42.468	24.355
Total Activo	**4.795.225**	**4.736.147**
PASIVO Y PATRIMONIO		
Pasivo Circulante	894.637	853.125
Deuda a corto plazo	497.682	471.312
Deuda a Largo Plazo	934.278	929.741
Otros Pasivos	129.194	138.053
Patrimonio	2.837.116	2.815.228
Total Pasivo y Patrimonio	**4.795.225**	**4.736.147**
Activo Circulante / Pasivo Circulante	**1,02**	**1,33**
Deuda Financiera C P / Deuda L P	**0,53**	**0,51**
Patrimonio / Activo Total	**59,17%**	**59,44%**
Deuda Financiera / Capitalización Total	**33,54%**	**33,23%**



La Electricidad de Caracas
y sus empresas filiales
una empresa AES

Resultados del Segundo Trimestre de 2004

ASPECTOS TÉCNICOS

Capacidad Instalada (MW)	2T04
Arrecifes	120
Ampliación Tacoa	1.410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Capacidad Instalada	**2.616**

Generación y Compra de Energía Neta (GWh)	2T03	3T03	4T03	1T04	2T04
Generación Bruta*	3.002	3.407	3.507	2.880	2.988
Energía Comprada (Incluye CALEY)	74	75	78	73	135
Consumo Interno y Pérdidas	(654)	(635)	(564)	(689)	(661)
Total Energía Vendida	**2.422**	**2.847**	**3.021**	**2.264**	**2.462**
Disponibilidad Planta (promedio anual) (%)	**81,77**	**80,98**	**80,26**	**81,02**	**85,74**
Factor de Capacidad, Neta (trimestral) **(%)**	**67,08**	**67,35**	**70,09**	**58,40**	**54,01**

* No incluye GENEVAPCA

Número de Clientes Facturados

Sectores	2T03	3T03	4T03	1T04	2T04	2T03 Vs 2T04
Residencial	842.194	850.998	857.945	854.852	852.199	1,2%
Industrial	6.569	6.683	6.962	5.742	6.402	-2,5%
General	111.494	113.142	113.972	112.902	113.423	1,7%
Oficial / Alumbrado Público	6.414	6.707	6.840	7.074	6.763	5,4%
Total	**966.671**	**977.530**	**985.719**	**980.570**	**978.787**	**1,3%**

Consumo (GWh) (No incluye Genevapca)

Sectores	2T03	3T03	4T03	1T04	2T04	2T03 Vs 2T04
Residencial	831	861	912	804	877	5,6%
Industrial	458	478	531	433	470	2,5%
General	864	907	949	827	901	4,3%
Oficial / Alumbrado Público	206	209	226	197	212	3,1%
Total Area Servida	**2.359**	**2.455**	**2.618**	**2.261**	**2.460**	**4,3%**
Sistema Interconectado Nacional	63	392	403	3	2	**-97,5%**
Total (area servida+SIN)	**2.422**	**2.847**	**3.021**	**2.264**	**2.462**	**1,6%**

ASPECTOS TÉCNICOS

Transmisión y Distribución

	Unidad	2T 04
Líneas Aéreas de T&D (de 230 kV a 4,8 kV)	Km	5.523
Líneas Subterraneas de T&D (de 230 kV a 4,8 kV)	Km	3.628
Area Servida	Km^2	5.200
Subestaciones (de 230 kV a 4,8 kV)	#	133
Demanda Máxima Histórica	MW	1.977
Factor de Carga	%	76
Capacidad Instalada de T&D (de 230 kV a 30 kV)	MVA	8.834
Capacidad Instalada de T&D (de 12,47 kV a 0,120 kV)	MVA	5.831

#82-4896

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Investor Relations
Director
Phone: 0212 502-2950
edcinversionistas@aes.com

Extraordinary Shareholders Meeting

Caracas, Venezuela (August 26, 2004), C.A. La Electricidad de Caracas invites its shareholders to an Extraordinary Shareholders Meeting to be held on September 13, 2004. This Assembly will consider:

1. Merge affiliates C.A. Luz Eléctrica de Venezuela and C.A. Electricidad de Guarenas y Guatire into C.A. La Electricidad de Caracas.

2. Issue of bonds or obligations in Venezuelan and/or foreign currency in the national and/or international capital markets, to refinance its existing current debt.

3. Appointment of two Alternate Directors for the time remaining in the current period.

4. Proposal for the payment of an extraordinary dividend.

5. Others.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES is a leading global power company, with 2003 sales of US$8.4 billion. AES delivers 45,000 megawatts of electricity to customers in 27 countries through 116 power facilities and 17 distribution companies. Our 32,000 people are committed to operational excellence and meeting the world's growing power needs. Please address any questions or comments related to this report to Investor Relations, email address: edcinversionistas@aes.com

#82-4896

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Tlf: 0212 502-2950
edcinversionistas@aes.com

Asamblea General Extraordinaria

Caracas, Venezuela (26 de agosto de 2004), C.A. La Electricidad de Caracas, convoca a sus accionistas a la realización de una Asamblea General Extraordinaria a celebrarse el día 13 de septiembre de 2004, donde se tratarán los siguientes puntos:

1. Fusión de las filiales C.A. Luz Eléctrica de Venezuela y C.A. Electricidad de Guarenas y Guatire con C.A. La Electricidad de Caracas, empresa subsistente de la fusión.

2. Emisión de bonos u obligaciones denominados en moneda nacional y/o extranjera, en el mercado de capitales nacional y/o internacional, para el refinanciamiento de deuda corriente.

3. Designación de dos Directores Suplentes para lo que resta del período en curso.

4. Propuesta sobre un pago de dividendo extraordinario.

5. Otros

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2003 de US$ 8,4 millardos. AES suministró 45.000 MGW de electricidad a sus clientes en 27 países a través de 114 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a satisfacer las necesidades de crecimiento de energía a nivel mundial.

#82-4896

La Electricidad de Caracas
y sus empresas filiales
una empresa AES

From:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Contact:
Scarlett Alvarez
Investor Relations
Director
Phone: 0212 502-2950
edcinversionistas@aes.com

Standard & Poor´s raises EDC rating

Caracas, Venezuela (Aug 29, 2004). C.A. La Electricidad de Caracas (EDC) announced that Standard & Poor´s (S&P) has improved the credit rating of EDC. The rating was improved from "B-" to "B".

This rating is constrained by Venezuela´s sovereign ceiling "B" rating.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES is a leading global power company, with 2003 sales of US$8.4 billion. AES delivers 45,000 megawatts of electricity to customers in 27 countries through 114 power facilities and 17 distribution companies. Our 30,000 people are committed to operational excellence and meeting the world's growing power needs. Please address any questions or comments related to this report to Investor Relations, email address: edcinversionistas@aes.com

#82-4896

La Electricidad de Caracas
y sus empresas filiales

una empresa AES

De:
C.A. La Electricidad de Caracas
Avenida Vollmer
Caracas, Venezuela

Persona Contacto:
Scarlett Alvarez
Directora
Relaciones con Inversionistas
Phone: 0212 502-2950
edcinversionistas@aes.com

Standard & Poor´s mejoró calificación de EDC

Caracas, Venezuela (29 de Agosto, 2004). C.A. La Electricidad de Caracas (EDC) anunció una mejora en la calificación de riesgo de crédito de EDC por parte de Standard & Poor´s (S & P).

S & P mejoró la calificación de "B-" a "B". Esta calificación se encuentra limitada de acuerdo al riesgo país.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2003 de US$ 8,4 millardos. AES suministró 45.000 MGW de electricidad a sus clientes en 27 países a través de 114 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a satisfacer las necesidades de crecimiento de energía a nivel mundial.